                        Schroder Capital Funds (Delaware)
                          875 Third Avenue, 22nd Floor
                            New York, New York 10022

March 2, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Schroder Capital Funds (Delaware) (File No. 811-1911)

Ladies and Gentlemen:

     Enclosed herewith for filing on behalf of Schroder Capital Funds (Delaware)
(the "Trust"), pursuant to the Investment Company Act of 1940, as amended (the
"1940 Act"), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the
"Commission") pursuant to Rule 17g-1(g)(1)(B) under the 1940 Act: (i) a copy of the joint fidelity bond covering the Trust, on behalf of each of its series,
Schroder Series Trust, on behalf of each of its series, and Schroder Global
Series Trust, on behalf of each of its series (collectively, the "Joint
Insureds"), together with all amendments thereto, effective through December 13,
2007; (ii) a copy of the resolution adopted by the Board of Trustees of the
Trust, including a majority of the Trustees who are not "interested persons" of the Trust, approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust; and (iii) a copy of the joint agreement between the Trust and the Joint Insureds governing the criteria by which recoveries under the bond will be allocated between them.

     All premiums due under the joint insured bond through December 13, 2007 have been paid.

     If each of the Trust and the Joint Insureds were insured under single insured bonds, as opposed to a joint insured bond, they would be required to maintain bonds in amounts at least equal to $750,000 for the Trust, $900,000 for
Schroder Series Trust and $1,250,000 for Schroder Global Series Trust. The
enclosed joint insured bond is in the amount of $2,900,000.

     If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (212) 632-2938.

                                       Very truly yours,

                                       SCHRODER CAPITAL FUNDS (DELAWARE)

                                       By: /s/ Alan M. Mandel
                                           -------------------------------------
                                           Alan M. Mandel
                                           Treasurer and Chief Financial Officer

CHUBB GROUP OF INSURANCE COMPANIES                DECLARATIONS
                                                  FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059   COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):     Bond Number: 81587645

SCHRODER CAPITAL FUNDS
                                                  VIGILANT INSURANCE COMPANY
                                                  Incorporated under the laws of New York
875 Third Avenue, 22nd Floor                      a stock insurance company herein called the COMPANY
New York, NY 10019
                                                  55 Water Street, New York NY 10041-2899

ITEM 1. BOND PERIOD: from 12:01 a.m. on December 14, 2006
                     to 2:01 a.m. on ecember 14, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

        If "Not Covered" is inserted below opposite any specified INSURING
        CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER
        INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                      DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY     AMOUNT
----------------------------------------------   ------------------   ----------
 1. Employee                                        $ 2,900,000.      $      0.
 2. On Premises                                     $ 2,900,000.      $ 10,000.
 3. In Transit                                      $ 2,900,000.      $ 10,000.
 4. Forgery or Alteration                           $ 2,900,000.      $ 10,000.
 5. Extended Forgery                                $ 2,900,000.      $ 10,000.
 6. Counterfeit Money                               $ 2,900,000.      $ 10,000.
 7. Threats to Person                               $ Not Covered     $ None
 8. Computer System                                 $ 2,900,000.      $ 10,000.
 9. Voice Initiated Funds Transfer Instruction      $ 2,900,000.      $ 10,000.
10. Uncollectible Items of Deposit                  $   250,000.      $  5,000.
11. Audit Expense                                   $   250,000.      $  5,000.

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
        FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 - 4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macon                     /s/ Thomas F. Motamed
-------------------------------------   ----------------------------------------
              Secretary                                 President

Countersigned by                        /s/ Robert Hamburger
                 --------------------   ----------------------------------------
                                                Authorized Representative

ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98) Page 1 of 1

                                 The COMPANY, in consideration of payment of the
                                 required premium, and in reliance on the
                                 APPLICATION and all other statements made and
                                 information furnished to the COMPANY by the
                                 ASSURED, and subject to the DECLARATIONS made a
                                 part of this Bond and to all other terms and
                                 conditions of this Bond, agrees to pay the
                                 ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or
                                      EMBEZZLEMENT committed by any EMPLOYEE,
                                      alone or in collusion with others.

On Premises                      2.   Loss of PROPERTY resulting directly from
                                      robbery, burglary, false pretenses, common
                                      law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance,
                                      damage, destruction or removal, from the
                                      possession, custody or control of the
                                      ASSURED, while such PROPERTY is lodged or
                                      deposited at premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle,
                                           including loading and unloading
                                           thereof,

                                      b.   in the custody of a natural person
                                           acting as a messenger of the ASSURED,
                                           or

                                      c.   in the custody of a TRANSPORTATION
                                           COMPANY and being transported in a
                                           conveyance other than an armored
                                           motor vehicle provided, however, that
                                           covered PROPERTY transported in such
                                           manner is limited to the following:

                                           (1)  written records,

                                           (2)  securities issued in registered
                                                form, which are not endorsed or
                                                are restrictively endorsed, or

                                           (3)  negotiable instruments not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                      Coverage under this INSURING CLAUSE begins
                                      immediately on the receipt of such
                                      PROPERTY by the natural person or
                                      TRANSPORTATION COMPANY and ends
                                      immediately on delivery to the premises of
                                      the addressee or to any representative of
                                      the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material
                                           alteration of, any bills of exchange,
                                           checks, drafts, acceptances,
                                           certificates of deposits, promissory
                                           notes, due bills, money orders,
                                           orders upon public treasuries,
                                           letters of credit, other written
                                           promises, orders or directions to pay
                                           sums certain in money, or receipts
                                           for the withdrawal of PROPERTY, or

                                      b.   transferring, paying or delivering
                                           any funds or other PROPERTY, or
                                           establishing any credit or giving any
                                           value in reliance on any written
                                           instructions, advices or applications
                                           directed to the ASSURED authorizing
                                           or acknowledging the transfer,
                                           payment, delivery or receipt of funds
                                           or other PROPERTY, which
                                           instructions, advices or applications
                                           fraudulently purport to bear the
                                           handwritten signature of any customer
                                           of the ASSURED, or shareholder or
                                           subscriber to shares of an INVESTMENT
                                           COMPANY, or of any financial
                                           institution or EMPLOYEE but which
                                           instructions, advices or applications
                                           either bear a FORGERY or have been
                                           fraudulently materially altered
                                           without the knowledge and consent of
                                           such customer, shareholder,
                                           subscriber, financial institution or
                                           EMPLOYEE;

                                      excluding, however, under this INSURING
                                      CLAUSE any loss covered under INSURING
                                      CLAUSE 5. of this Bond, whether or not
                                      coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this
                                      Bond.

                                      For the purpose of this INSURING CLAUSE, a
                                      mechanically reproduced facsimile
                                      signature is treated the same as a
                                      handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or
                                      the account of others in any capacity:

                                      a.   acquired, accepted or received,
                                           accepted or received, sold or
                                           delivered, or given value, extended
                                           credit or assumed liability, in
                                           reliance on any original SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS which prove to:

                                           (1)  bear a FORGERY or a fraudulently
                                                material alteration,

                                           (2)  have been lost or stolen, or

                                           (3)  be COUNTERFEIT, or

                                      b.   guaranteed in writing or witnessed
                                           any signatures on any transfer,
                                           assignment, bill of sale, power of
                                           attorney, guarantee, endorsement or
                                           other obligation upon or in
                                           connection with any SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS.

                                      Actual physical possession, and continued
                                      actual physical possession if taken as
                                      collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State
                                      chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an
                                      acknowledgment by the ASSURED that it no
                                      longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery                      For the purpose of this INSURING CLAUSE, a
(continued)                           mechanically reproduced facsimile
                                      signature is treated the same as a
                                      handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any
                                      COUNTERFEIT money.

Threats To Person

                                 7.   Loss resulting directly from surrender of
                                      PROPERTY away from an office of the
                                      ASSURED as a result of a threat
                                      communicated to the ASSURED to do bodily
                                      harm to an EMPLOYEE as defined in Section
                                      1.e. (1), (2) and (5), a RELATIVE or
                                      invitee of such EMPLOYEE, or a resident of
                                      the household of such EMPLOYEE, who is, or
                                      allegedly is, being held captive provided,
                                      however, that prior to the surrender of
                                      such PROPERTY:

                                      a.   the EMPLOYEE who receives the threat
                                           has made a reasonable effort to
                                           notify an officer of the ASSURED who
                                           is not involved in such threat, and

                                      b.   the ASSURED has made a reasonable
                                           effort to notify the Federal Bureau
                                           of Investigation and local law
                                           enforcement authorities concerning
                                           such threat. It is agreed that for
                                           purposes of this INSURING CLAUSE, any
                                           EMPLOYEE of the ASSURED, as set forth
                                           in the preceding paragraph, shall be
                                           deemed to be an ASSURED hereunder,
                                           but only with respect to the
                                           surrender of money, securities and
                                           other tangible personal property in
                                           which such EMPLOYEE has a legal or
                                           equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs
                                           within, a COMPUTER SYSTEM, provided
                                           the fraudulent entry or change
                                           causes:

                                           (1)  funds or other property to be
                                                transferred, paid or delivered,

                                           (2)  an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                           (3)  an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds            9.   Loss resulting directly from VOICE
Transfer Instruction                  INITIATED FUNDS TRANSFER INSTRUCTION
                                      directed to the ASSURED authorizing the
                                      transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from
                                      a CUSTOMER'S account, provided such VOICE
                                      INITIATED FUNDS TRANSFER INSTRUCTION was:

                                      a.   received at the ASSURED'S offices by
                                           those EMPLOYEES of the ASSURED
                                           specifically authorized to receive
                                           the VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION,

                                      b.   made by a person purporting to be a
                                           CUSTOMER, and

                                      c.   made by said person for the purpose
                                           of causing the ASSURED or CUSTOMER to
                                           sustain a loss or making an improper
                                           personal financial gain for such
                                           person or any other person.

                                      In order for coverage to apply under this
                                      INSURING CLAUSE, all VOICE INITIATED FUNDS
                                      TRANSFER INSTRUCTIONS must be received and
                                      processed in accordance with the
                                      Designated Procedures outlined in the
                                      APPLICATION furnished to the COMPANY.

Uncollectible Items of           10.  Loss resulting directly from the ASSURED
Deposit                               having credited an account of a customer,
                                      shareholder or subscriber on the faith of
                                      any ITEMS OF DEPOSIT which prove to be
                                      uncollectible, provided that the crediting
                                      of such account causes:

                                      a.   redemptions or withdrawals to be
                                           permitted,

                                      b.   shares to be issued, or

                                      c.   dividends to be paid, from an account
                                           of an INVESTMENT COMPANY.

                                      In order for coverage to apply under this
                                      INSURING CLAUSE, the ASSURED must hold
                                      ITEMS OF DEPOSIT for the minimum number of
                                      days stated in the APPLICATION before
                                      permitting any redemptions or withdrawals,
                                      issuing any shares or paying any dividends
                                      with respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed
                                      uncollectible until the ASSURED'S standard
                                      collection procedures have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that
                                      part of the cost of audits or examinations
                                      required by any governmental regulatory
                                      authority or self-regulatory organization
                                      to be conducted by such authority,
                                      organization or their appointee by reason
                                      of the discovery of loss sustained by the
                                      ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional Companies             A.   If more than one corporation, or
Included As Assured                   INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1)  The total liability of the COMPANY
                                           under this Bond for loss or losses
                                           sustained by any one or more or all
                                           of them shall not exceed the limit
                                           for which the COMPANY would be liable
                                           under this Bond if all such loss were
                                           sustained by any one of them.

                                      (2)  Only the first named ASSURED shall be
                                           deemed to be the sole agent of the
                                           others for all purposes under this
                                           Bond, including but not limited to
                                           the giving or receiving of any notice
                                           or proof required to be given and for
                                           the purpose of effecting or accepting
                                           any amendments to or termination of
                                           this Bond. The COMPANY shall furnish
                                           each INVESTMENT COMPANY with a copy
                                           of the Bond and with any amendment
                                           thereto, together with a copy of each
                                           formal filing of claim by any other
                                           named ASSURED and notification of the
                                           terms of the settlement of each such
                                           claim prior to the execution of such
                                           settlement.

                                      (3)  The COMPANY shall not be responsible
                                           for the proper application of any
                                           payment made hereunder to the first
                                           named ASSURED.

                                      (4)  Knowledge possessed or discovery made
                                           by any partner, director, trustee,
                                           officer or supervisory employee of
                                           any ASSURED shall constitute
                                           knowledge or discovery by all the
                                           ASSUREDS for the purposes of this
                                           Bond.

                                      (5)  If the first named ASSURED ceases for
                                           any reason to be covered under this
                                           Bond, then the ASSURED next named on
                                           the APPLICATION shall thereafter be
                                           considered as the first named ASSURED
                                           for the purposes of this Bond.

Representation Made By           B.   The ASSURED represents that all
Assured                               information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                 The ASSURED must promptly notify the COMPANY of
                                 any change in any fact or circumstance which
                                 materially affects the risk assumed by the
                                 COMPANY under this Bond.

                                 Any intentional misrepresentation, omission,
                                 concealment or incorrect statement of a
                                 material fact, in the APPLICATION or otherwise,
                                 shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,            COMPANY, while this Bond is in force,
Merger Or Purchase Or                 merges or consolidates with, or purchases
Acquisition Of Assets                 or acquires assets or liabilities of
OrLiabilities - Notice To             another institution, the ASSURED shall not
Company                               have the coverage afforded under this Bond
                                      for loss which has:

                                      (1)  occurred or will occur on premises,
                                           or

                                      (2)  been caused or will be caused by an
                                           employee, or

                                      (3)  arisen or will arise out of the
                                           assets or liabilities, of such
                                           institution, unless the ASSURED:

                                      a.   gives the COMPANY written notice of
                                           the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed
                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

Change Of Control -              D.   When the ASSURED learns of a change in
Notice To Company                     control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a) (9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1)  the names of the transferors and
                                           transferees (or the names of the
                                           beneficial owners if the voting
                                           securities are registered in another
                                           name),

                                      (2)  the total number of voting securities
                                           owned by the transferors and the
                                           transferees (or the beneficial
                                           owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding
                                           voting securities. Failure to give
                                           the required notice shall result in
                                           termination of coverage for any loss
                                           involving a transferee, to be
                                           effective on the date of such change
                                           in control.

Court Costs And                  E.   The COMPANY will indemnify the ASSURED for
Attorneys' Fees                       court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:

                                      (1)  an EMPLOYEE admits to being guilty of
                                           LARCENY OR EMBEZZLEMENT,

                                      (2)  an EMPLOYEE is adjudicated to be
                                           guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And                  (3)  in the absence of 1 or 2 above, an
Attorneys' Fees                       arbitration panel agrees, after a review
(continued)                           of an agreed statement of facts between
                                      the COMPANY and the ASSURED, that an
                                      EMPLOYEE would be found guilty of LARCENY
                                      OR EMBEZZLEMENT if such EMPLOYEE were
                                      prosecuted.

                                 The ASSURED shall promptly give notice to the
                                 COMPANY of any such suit or legal proceeding
                                 and at the request of the COMPANY shall furnish
                                 copies of all pleadings and pertinent papers to
                                 the COMPANY. The COMPANY may, at its sole
                                 option, elect to conduct the defense of all or
                                 part of such legal proceeding. The defense by
                                 the COMPANY shall be in the name of the ASSURED
                                 through attorneys selected by the COMPANY. The
                                 ASSURED shall provide all reasonable
                                 information and assistance as required by the
                                 COMPANY for such defense.

                                 If the COMPANY declines to defend the ASSURED,
                                 no settlement without the prior written consent
                                 of the COMPANY nor judgment against the ASSURED
                                 shall determine the existence, extent or amount
                                 of coverage under this Bond.

                                 If the amount demanded in any such suit or
                                 legal proceeding is within the DEDUCTIBLE
                                 AMOUNT, if any, the COMPANY shall have no
                                 liability for court costs and attorney's fees
                                 incurred in defending all or part of such suit
                                 or legal proceeding.

                                 If the amount demanded in any such suit or
                                 legal proceeding is in excess of the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS
                                 for the applicable INSURING CLAUSE, the
                                 COMPANY'S liability for court costs and
                                 attorney's fees incurred in defending all or
                                 part of such suit or legal proceedings is
                                 limited to the proportion of such court costs
                                 and attorney's fees incurred that the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS
                                 for the applicable INSURING CLAUSE bears to the
                                 total of the amount demanded in such suit or
                                 legal proceeding.

                                 If the amount demanded is any such suit or
                                 legal proceeding is in excess of the DEDUCTIBLE
                                 AMOUNT, if any, but within the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS
                                 for the applicable INSURING CLAUSE, the
                                 COMPANY'S liability for court costs and
                                 attorney's fees incurred in defending all or
                                 part of such suit or legal proceedings shall be
                                 limited to the proportion of such court costs
                                 or attorney's fees that the amount demanded
                                 that would be payable under this Bond after
                                 application of the DEDUCTIBLE AMOUNT, bears to
                                 the total amount demanded.

                                 Amounts paid by the COMPANY for court costs and
                                 attorneys' fees shall be in addition to the
                                 LIMIT OF LIABILITY stated in ITEM 2. of the
                                 DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   CUSTODIAN means the institution
                                           designated by an INVESTMENT COMPANY
                                           to maintain possession and control of
                                           its assets.

                                      d.   CUSTOMER means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED
                                           for VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
                                                Form W-2 or equivalent income
                                                reporting plans of other
                                                countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                           (3)  a guest student pursuing studies
                                                or performing duties in any of
                                                the ASSURED'S premises,

                                           (4)  an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                           (5)  a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond,

                                           (7)  a director or trustee of the
                                                ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

Definitions                                (8)  each natural person, partnership
(continued)                                     or corporation authorized by
                                                written agreement with the
                                                ASSURED to perform services as
                                                electronic data processor of
                                                checks or other accounting
                                                ecords related to such checks
                                                but only while such person,
                                                partnership or corporation is
                                                actually performing such
                                                services and not:

                                      a.   creating, preparing, modifying or
                                           maintaining the ASSURED'S computer
                                           software or programs, or

                                      b.   acting as transfer agent or in any
                                           other agency capacity in issuing
                                           checks, drafts or securities for the
                                           ASSURED,

                                           (9)  any partner, officer or employee
                                                of an investment advisor, an
                                                underwriter (distributor), a
                                                transfer agent or shareholder
                                                accounting recordkeeper, or an
                                                administrator, for an INVESTMENT
                                                COMPANY while performing acts
                                                coming within the scope of the
                                                customary and usual duties of
                                                an officer or employee of an
                                                INVESTMENT COMPANY or acting as
                                                a member of any committee duly
                                                elected or appointed to examine,
                                                audit or have custody of or
                                                access to PROPERTY of AN
                                                INVESTMENT COMPANY.

                                 The term EMPLOYEE shall not include any
                                 partner, officer or employee of a transfer
                                 agent, shareholder accounting recordkeeper or
                                 administrator:

                                 a.   which is not an "affiliated person" (as
                                      defined in Section 2(a) of the Investment
                                      Company Act of 1940) of an INVESTMENT
                                      COMPANY or of the investment advisor or
                                      underwriter (distributor) of such
                                      INVESTMENT COMPANY, or

                                 b.   which is a "bank" (as defined in Section
                                      2(a) of the Investment Company Act of
                                      1940).

                                      This Bond does not afford coverage in
                                      favor of the employers of persons as set
                                      forth in e. (4), (5) and (8) above, and
                                      upon payment to the ASSURED by the COMPANY
                                      resulting directly from LARCENY OR
                                      EMBEZZLEMENT committed by any of the
                                      partners, officers or employees of such
                                      employers, whether acting alone or in
                                      collusion with others, an assignment of
                                      such of the ASSURED'S rights and causes of
                                      action as it may have against such
                                      employers by reason of such acts so
                                      committed shall, to the extent of such
                                      payment, be given by the ASSURED to the
                                      COMPANY, and the ASSURED shall execute all
                                      papers necessary to secure to the COMPANY
                                      the rights provided for herein.

                                 Each employer of persons as set forth in e.(4),
                                 (5) and (8) above and the partners, officers
                                 and other employees of such employers shall
                                 collectively be deemed to be one person for all
                                 the purposes of this Bond; excepting, however,
                                 the fifth paragraph of Section 13.

                                 Independent contractors not specified in e.(4),
                                 (5) or (8) above, intermediaries, agents,
                                 brokers or other representatives of the same
                                 general character shall not be considered
                                 EMPLOYEES.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      f.   FORGERY means the signing of the name of
(continued)                           another natural person with the intent to
                                      deceive but does not mean a signature
                                      which consists in whole or in part of
                                      one's own name, with or without authority,
                                      in any capacity for any purpose.

                                 g.   INVESTMENT COMPANY means any investment
                                      company registered under the Investment
                                      Company Act of 1940 and listed under the
                                      NAME OF ASSURED on the DECLARATIONS.

                                 h.   ITEMS OF DEPOSIT means one or more checks
                                      or drafts drawn upon a financial
                                      institution in the United States of
                                      America.

                                 i.   LARCENY OR EMBEZZLEMENT means larceny or
                                      embezzlement as defined in Section 37 of
                                      the Investment Company Act of 1940.

                                 j.   PROPERTY means money, revenue and other
                                      stamps; securities; including any note,
                                      stock, treasury stock, bond, debenture,
                                      evidence of indebtedness, certificate of
                                      deposit, certificate of interest or
                                      participation in any profit- sharing
                                      agreement, collateral trust certificate,
                                      preorganization certificate or
                                      subscription, transferable share,
                                      investment contract, voting trust
                                      certificate, certificate of deposit for a
                                      security, fractional undivided interest in
                                      oil, gas, or other mineral rights, any
                                      interest or instruments commonly known as
                                      a security under the Investment Company
                                      Act of 1940, any other certificate of
                                      interest or participation in, temporary or
                                      interim certificate for, receipt for,
                                      guarantee of, or warrant or right to
                                      subscribe to or purchase any of the
                                      foregoing; bills of exchange; acceptances;
                                      checks; withdrawal orders; money orders;
                                      travelers' letters of credit; bills of
                                      lading; abstracts of title; insurance
                                      policies, deeds, mortgages on real estate
                                      and/or upon chattels and interests
                                      therein; assignments of such policies,
                                      deeds or mortgages; other valuable papers,
                                      including books of accounts and other
                                      records used by the ASSURED in the conduct
                                      of its business (but excluding all
                                      electronic data processing records); and,
                                      all other instruments similar to or in the
                                      nature of the foregoing in which the
                                      ASSURED acquired an interest at the time
                                      of the ASSURED'S consolidation or merger
                                      with, or purchase of the principal assets
                                      of, a predecessor or which are held by the
                                      ASSURED for any purpose or in any capacity
                                      and whether so held gratuitously or not
                                      and whether or not the ASSURED is liable
                                      therefor.

                                 k.   RELATIVE means the spouse of an EMPLOYEE
                                      or partner of the ASSURED and any
                                      unmarried child supported wholly by, or
                                      living in the home of, such EMPLOYEE or
                                      partner and being related to them by
                                      blood, marriage or legal guardianship.

                                 l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                      INSTRUMENTS means original (including
                                      original counterparts) negotiable or
                                      non-negotiable instruments, or assignments
                                      thereof, which in and of themselves
                                      represent an equitable interest,
                                      ownership, or debt and which are in the
                                      ordinary course of business transferable
                                      by delivery of such instruments with any
                                      necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      m.   SUBSIDIARY means any organization that, at
(continued)                           the inception date of this Bond, is named
                                      in the APPLICATION or is created during
                                      the BOND PERIOD and of which more than
                                      fifty percent (50%) of the outstanding
                                      securities or voting rights representing
                                      the present right to vote for election of
                                      directors is owned or controlled by the
                                      ASSURED either directly or through one or
                                      more of its subsidiaries.

                                 n.   TRANSPORTATION COMPANY means any
                                      organization which provides its own or its
                                      leased vehicles for transportation or
                                      which provides freight forwarding or air
                                      express services.

                                 o.   VOICE INITIATED ELECTION means any
                                      election concerning dividend options
                                      available to INVESTMENT COMPANY
                                      shareholders or subscribers which is
                                      requested by voice over the telephone.

                                 p.   VOICE INITIATED REDEMPTION means any
                                      redemption of shares issued by an
                                      INVESTMENT COMPANY which is requested by
                                      voice over the telephone.

                                 q.   VOICE INITIATED FUNDS TRANSFER INSTRUCTION
                                      means any VOICE INITIATED REDEMPTION or
                                      VOICE INITIATED ELECTION.

                                 For the purposes of these definitions, the
                                 singular includes the plural and the plural
                                 includes the singular, unless otherwise
                                 indicated.

General Exclusions -             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable to All Insuring            COVER:8
Clauses

                                      a.   loss not reported to the COMPANY in
                                           writing within sixty (60) days after
                                           termination of this Bond as an
                                           entirety;

                                      b.   loss due to riot or civil commotion
                                           outside the United States of America
                                           and Canada, or any loss due to
                                           military, naval or usurped power, war
                                           or insurrection. This Section 2.b.,
                                           however, shall not apply to loss
                                           which occurs in transit in the
                                           circumstances recited in INSURING
                                           CLAUSE 3., provided that when such
                                           transit was initiated there was no
                                           knowledge on the part of any person
                                           acting for the ASSURED of such riot,
                                           civil commotion, military, naval or
                                           usurped power, war or insurrection;

                                      c.   loss resulting from the effects of
                                           nuclear fission or fusion or
                                           radioactivity;

                                      d.   loss of potential income including,
                                           but not limited to, interest and
                                           dividends not realized by the ASSURED
                                           or by any customer of the ASSURED;

                                      e.   damages of any type for which the
                                           ASSURED is legally liable, except
                                           compensatory damages, but not
                                           multiples thereof, arising from a
                                           loss covered under this Bond;

                                      f.   costs, fees and expenses incurred by
                                           the ASSURED in establishing the
                                           existence of or amount of loss under
                                           this Bond, except to the extent
                                           covered under INSURING CLAUSE 11.;

                                      g.   loss resulting from indirect or
                                           consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

General Exclusions -                  h.   loss resulting from dishonest acts by
Applicable to All Insuring                 any member of the Board of Directors
Clauses                                    or Board of Trustees of the ASSURED
(continued)                                who is not an EMPLOYEE, acting alone
                                           or in collusion with others;

                                      i.   loss, or that part of any loss,
                                           resulting solely from any violation
                                           by the ASSURED or by any EMPLOYEE:

                                           (1)  of any law regulating:

                                                a.   the issuance, purchase or
                                                     sale of securities,

                                                b.   securities transactions on
                                                     security or commodity
                                                     exchanges or the over the
                                                     counter market,

                                                c.   investment companies,

                                                d.   investment advisors, or

                                           (2)  of any rule or regulation made
                                                pursuant to any such law; or

                                      j.   loss of confidential information,
                                           material or data;

                                      k.   loss resulting from voice requests or
                                           instructions received over the
                                           telephone, provided however, this
                                           Section 2.k. shall not apply to
                                           INSURING CLAUSE 7. or 9.

Specific Exclusions -            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clause 1.

                                      a.   loss caused by an EMPLOYEE, provided,
                                           however, this Section 3.a. shall not
                                           apply to loss covered under INSURING
                                           CLAUSE 2. or 3. which results
                                           directly from misplacement,
                                           mysterious unexplainable
                                           disappearance, or damage or
                                           destruction of PROPERTY;

                                      b.   loss through the surrender of
                                           property away from premises of the
                                           ASSURED as a result of a threat:

                                           (1)  to do bodily harm to any natural
                                                person, except loss of PROPERTY
                                                in transit in the custody of any
                                                person acting as messenger of
                                                the ASSURED, provided that when
                                                such transit was initiated there
                                                was no knowledge by the ASSURED
                                                of any such threat, and provided
                                                further that this Section 3.b.
                                                shall not apply to INSURING
                                                CLAUSE 7., or

                                           (2)  to do damage to the premises or
                                                PROPERTY of the ASSURED;

                                      c.   loss resulting from payments made or
                                           withdrawals from any account
                                           involving erroneous credits to such
                                           account;

                                      d.   loss involving ITEMS OF DEPOSIT which
                                           are not finally paid for any reason
                                           provided however, that this Section
                                           3.d. shall not apply to INSURING
                                           CLAUSE 10.;

                                      e.   loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

Specific Exclusions -                 f.   loss resulting from the failure for
Applicable To All Insuring                 any reason of a financial or
Clauses Except Insuring                    depository institution, its receiver
Clause 1.                                  or other liquidator to pay or deliver
(continued)                                funds or other PROPERTY to the
                                           ASSURED provided further that this
                                           Section 3.f. shall not apply to loss
                                           of PROPERTY resulting directly from
                                           robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage, destruction or
                                           removal from the possession, custody
                                           or control of the ASSURED.

                                      g.   loss of PROPERTY while in the custody
                                           of a TRANSPORTATION COMPANY, provided
                                           however, that this Section 3.g. shall
                                           not apply to INSURING CLAUSE 3.;

                                      h.   loss resulting from entries or
                                           changes made by a natural person with
                                           authorized access to a COMPUTER
                                           SYSTEM who acts in good faith on
                                           instructions, unless such
                                           instructions are given to that person
                                           by a software contractor or its
                                           partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED's COMPUTER SYSTEM; or

                                      i.   loss resulting directly or indirectly
                                           from the input of data into a
                                           COMPUTER SYSTEM terminal, either on
                                           the premises of the customer of the
                                           ASSURED or under the control of such
                                           a customer, by a customer or other
                                           person who had authorized access to
                                           the customer's authentication
                                           mechanism.

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.   loss resulting from the complete or
                                           partial non-payment of or default on
                                           any loan whether such loan was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses; provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE 5.
                                           or 6.

Limit Of Liability/Non-          5.   At all times prior to termination of this
Reduction And Non-                    Bond, this Bond shall continue in force
Accumulation Of Liability             for the limit stated in the applicable
                                      sections of ITEM 2. of the DECLARATIONS,
                                      notwithstanding any previous loss for
                                      which the COMPANY may have paid or be
                                      liable to pay under this Bond provided,
                                      however, that the liability of the COMPANY
                                      under this Bond with respect to all loss
                                      resulting from:

                                      a.   any one act of burglary, robbery or
                                           hold-up, or attempt thereat, in which
                                           no EMPLOYEE is concerned or
                                           implicated, or

                                      b.   any one unintentional or negligent
                                           act on the part of any one person
                                           resulting in damage to or destruction
                                           or misplacement of PROPERTY, or

                                      c.   all acts, other than those specified
                                           in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

Limit Of Liability/Non-               d.   any one casualty or event other than
Reduction And Non-                         those specified in a., b., or c.
Accumulation Of Liability                  above, shall be deemed to be one loss
(continued)                                and shall be limited to the
                                           applicable LIMIT OF LIABILITY stated
                                           in ITEM 2. of the DECLARATIONS of
                                           this Bond irrespective of the total
                                           amount of such loss or losses and
                                           shall not be cumulative in amounts
                                           from year to year or from period to
                                           period.

                                      All acts, as specified in c. above, of any
                                      one person which

                                      i.   directly or indirectly aid in any way
                                           wrongful acts of any other person or
                                           persons, or

                                      ii.  permit the continuation of wrongful
                                           acts of any other person or persons

                                      whether such acts are committed with or
                                      without the knowledge of the wrongful acts
                                      of the person so aided, and whether such
                                      acts are committed with or without the
                                      intent to aid such other person, shall be
                                      deemed to be one loss with the wrongful
                                      acts of all persons so aided.

Discovery                        6.   This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs
                                      at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

                                      b.   an actual or potential claim in which
                                           it is alleged that the ASSURED is
                                           liable to a third party,

                                      regardless of when the act or acts causing
                                      or contributing to such loss occurred,
                                      even though the amount of loss does not
                                      exceed the applicable DEDUCTIBLE AMOUNT,
                                      or the exact amount or details of loss may
                                      not then be known.

Notice To Company -              7.   a.   The ASSURED shall give the COMPANY
Proof - Legal Proceedings                  notice thereof at the earliest
Against Company                            practicable moment, not to exceed
                                           sixty (60) days after discovery of
                                           loss, in an amount that is in excess
                                           of 50% of the applicable DEDUCTIBLE
                                           AMOUNT, as stated in ITEM 2. of the
                                           DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars within six (6)
                                           months after such discovery.

                                      c.   Securities listed in a proof of loss
                                           shall be identified by certificate or
                                           bond numbers, if issued with them.

                                      d.   Legal proceedings for the recovery of
                                           any loss under this Bond shall not be
                                           brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.

                                      e.   This Bond affords coverage only in
                                           favor of the ASSURED. No claim, suit,
                                           action or legal proceedings shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

Notice To Company -                   f.   Proof of loss involving VOICE
Proof - Legal Proceedings                  INITIATED FUNDS TRANSFER INSTRUCTION
Against Company                            shall include electronic recordings
(continued)                                of such instructions.

Deductible Amount                8.   The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account
                                      of loss unless the amount of such loss,
                                      after deducting the net amount of all
                                      reimbursement and/or recovery obtained or
                                      made by the ASSURED, other than from any
                                      Bond or policy of insurance issued by an
                                      insurance company and covering such loss,
                                      or by the COMPANY on account thereof prior
                                      to payment by the COMPANY of such loss,
                                      shall exceed the DEDUCTIBLE AMOUNT set
                                      forth in ITEM 3. of the DECLARATIONS, and
                                      then for such excess only, but in no event
                                      for more than the applicable LIMITS OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS.

                                 There shall be no deductible applicable to any
                                 loss under INSURING CLAUSE 1. sustained by any
                                 INVESTMENT COMPANY.

Valuation                        9.   BOOKS OF ACCOUNT OR OTHER RECORDS The
                                      value of any loss of PROPERTY consisting
                                      of books of account or other records used
                                      by the ASSURED in the conduct of its
                                      business shall be the amount paid by the
                                      ASSURED for blank books, blank pages, or
                                      other materials which replace the lost
                                      books of account or other records, plus
                                      the cost of labor paid by the ASSURED for
                                      the actual transcription or copying of
                                      data to reproduce such books of account or
                                      other records.

                                      The value of any loss of PROPERTY other
                                      than books of account or other records
                                      used by the ASSURED in the conduct of its
                                      business, for which a claim is made shall
                                      be determined by the average market value
                                      of such PROPERTY on the business day
                                      immediately preceding discovery of such
                                      loss provided, however, that the value of
                                      any PROPERTY replaced by the ASSURED with
                                      the consent of the COMPANY and prior to
                                      the settlement of any claim for such
                                      PROPERTY shall be the actual market value
                                      at the time of replacement.

                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      securities, the production of which is
                                      necessary to the exercise of subscription,
                                      conversion, redemption or deposit
                                      privileges, the value of them shall be the
                                      market value of such privileges
                                      immediately preceding their expiration if
                                      said loss is not discovered until after
                                      their expiration. If no market price is
                                      quoted for such PROPERTY or for such
                                      privileges, the value shall be fixed by
                                      agreement between the parties. OTHER
                                      PROPERTY

                                      The value of any loss of PROPERTY, other
                                      than as stated above, shall be the actual
                                      cash value or the cost of repairing or
                                      replacing such PROPERTY with PROPERTY of
                                      like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(continued)

Securities Settlement            10.  In the event of a loss of securities
                                      covered under this Bond, the COMPANY may,
                                      at its sole discretion, purchase
                                      replacement securities, tender the value
                                      of the securities in money, or issue its
                                      indemnity to effect replacement
                                      securities.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from the
                                      replacement of securities by the COMPANY'S
                                      indemnity shall be:

                                      a.   for securities having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for securities having a value in
                                           excess of the DEDUCTIBLE AMOUNT but
                                           within the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value
                                           of the securities;

                                      c.   for securities having a value greater
                                           than the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF
                                           LIABILITY bears to the value of the
                                           securities.

                                      The value referred to in Section 10.a.,
                                      b., and c. is the value in accordance with
                                      Section 9, VALUATION, regardless of the
                                      value of such securities at the time the
                                      loss under the COMPANY'S indemnity is
                                      sustained.

                                      The COMPANY is not required to issue its
                                      indemnity for any portion of a loss of
                                      securities which is not covered by this
                                      Bond; however, the COMPANY may do so as a
                                      courtesy to the ASSURED and at its sole
                                      discretion.

                                      The ASSURED shall pay the proportion of
                                      the Company's premium charge for the
                                      Company's indemnity as set forth in
                                      Section 10.a., b., and c. No portion of
                                      the LIMIT OF LIABILITY shall be used as
                                      payment of premium for any indemnity
                                      purchased by the ASSURED to obtain
                                      replacement securities.

Subrogation - Assignment -       11.  In the event of a payment under this Bond,
Recovery                              the COMPANY shall be subrogated to all of
                                      the ASSURED'S rights of recovery against
                                      any person or entity to the extent of such
                                      payment. On request, the ASSURED shall
                                      deliver to the COMPANY an assignment of
                                      the ASSURED'S rights, title and interest
                                      and causes of action against any person or
                                      entity to the extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S loss which would otherwise
                                           have been paid but for the fact that
                                           it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,

                                      c.   third, to the ASSURED in satisfaction
                                           of the applicable DEDUCTIBLE AMOUNT,
                                           and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

Subrogation - Assignment -            d.   fourth, to the ASSURED in
Recovery                                   satisfaction of any loss suffered by
(continued)                                the ASSURED which was not covered
                                           under this Bond. Recovery from
                                           reinsurance or indemnity of the
                                           COMPANY shall not be deemed a
                                           recovery under this section.

Cooperation Of Assured           12.  At the COMPANY'S request and at reasonable
                                      times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.   submit to examination by the COMPANY
                                           and subscribe to the same under oath,

                                      b.   produce for the COMPANY'S examination
                                           all pertinent records, and

                                      c.   cooperate with the COMPANY in all
                                           matters pertaining to the loss.

                                      The ASSURED shall execute all papers and
                                      render assistance to secure to the COMPANY
                                      the rights and causes of action provided
                                      for under this Bond. The ASSURED shall do
                                      nothing after loss to prejudice such
                                      rights or causes of action.

Termination                      13.  If the Bond is for a sole ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60)
                                      days prior to the effective date of such
                                      termination.

                                      If the Bond is for a joint ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party, and by the
                                      COMPANY to all ASSURED INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., not
                                      less than sixty (60) days prior to the
                                      effective date of such termination.

                                      This Bond will terminate as to any one
                                      ASSURED, other than an INVESTMENT COMPANY:

                                      a.   immediately on the taking over of
                                           such ASSURED by a receiver or other
                                           liquidator or by State or Federal
                                           officials, or

                                      b.   immediately on the filing of a
                                           petition under any State or Federal
                                           statute relative to bankruptcy or
                                           reorganization of the ASSURED, or
                                           assignment for the benefit of
                                           creditors of the ASSURED, or

                                      c.   immediately upon such ASSURED ceasing
                                           to exist, whether through merger into
                                           another entity, disposition of all of
                                           its assets or otherwise.

                                      The COMPANY shall refund the unearned
                                      premium computed at short rates in
                                      accordance with the standard short rate
                                      cancellation tables if terminated by the
                                      ASSURED or pro rata if terminated for any
                                      other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

Termination                           If any partner, director, trustee, or
(continued)                           officer or supervisory employee of an
                                      ASSURED not acting in collusion with an
                                      EMPLOYEE learns of any dishonest act
                                      committed by such EMPLOYEE at any time,
                                      whether in the employment of the ASSURED
                                      or otherwise, whether or not such act is
                                      of the type covered under this Bond, and
                                      whether against the ASSURED or any other
                                      person or entity, the ASSURED:

                                      a.   shall immediately remove such
                                           EMPLOYEE from a position that would
                                           enable such EMPLOYEE to cause the
                                           ASSURED to suffer a loss covered by
                                           this Bond; and

                                      b.   within forty-eight (48) hours of
                                           learning that an EMPLOYEE has
                                           committed any dishonest act, shall
                                           notify the COMPANY, of such action
                                           and provide full particulars of such
                                           dishonest act.

                                      The COMPANY may terminate coverage as
                                      respects any EMPLOYEE sixty (60) days
                                      after written notice is received by each
                                      ASSURED INVESTMENT COMPANY and the
                                      Securities and Exchange Commission,
                                      Washington, D.C. of its desire to
                                      terminate this Bond as to such EMPLOYEE.

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any valid and collectible
                                      insurance, indemnity or suretyship
                                      obtained by or on behalf of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises the
                                           loss occurred or which employed the
                                           person causing the loss or engaged
                                           the messenger conveying the PROPERTY
                                           involved.

Conformity                       15.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.

                                      If this Bond is for a sole ASSURED, no
                                      change or modification which would
                                      adversely affect the rights of the ASSURED
                                      shall be effective prior to sixty (60)
                                      days after written notice has been
                                      furnished to the Securities and Exchange
                                      Commission, Washington, D.C., by the
                                      acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

Change or Modification                If this Bond is for a joint ASSURED, no
(continued)                           charge or modification which would
                                      adversely affect the rights of the ASSURED
                                      shall be effective prior to sixty (60)
                                      days after written notice has been
                                      furnished to all insured INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., by
                                      the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                        VIGILANT INSURANCE COMPANY

                                        Endorsement No.:1
                                        Bond Number: 81587645

NAME OF ASSURED: SCHRODER CAPITAL FUNDS

                         NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13, Termination, the following:

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

     Bonds In Effect More Than Sixty (60) Days

     If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the
     COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

     1.   Nonpayment of premium;

     2.   Conviction of a crime arising out of acts increasing the hazard insured against;

     3.   Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

     4.   Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

     5.   If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 1

     6.   A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the
          COMPANY's policyholders, creditors or the public, or continuing the
          Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

     7.   Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the
          PROPERTY will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

     Notice Of Termination

     Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the
     DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

     Return Premium Calculations

     The COMPANY shall refund the unearned premium computed pro rata if this
     Bond is terminated by the COMPANY."

2.   By adding a new Section reading as follows:

     "Section 17. Election To Conditionally Renew / Nonrenew This Bond
     Conditional Renewal

     If the COMPANY conditionally renews this Bond subject to:

     1.   Change of limits of liability;

     2.   Change in type of coverage;

     3.   Reduction of coverage;

     4.   Increased deductible;

     5.   Addition of exclusion; or

     6.   Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional
          Renewal immediately below.

     Notices Of Nonrenewal And Conditional Renewal

     1.   If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

          a.   The expiration date; or

          b.   The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 2

     2.   Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

     3.   Paragraphs 1. and 2. immediately above shall not apply when the
          ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3.   By adding to General Agreement B., Representations Made By Assured, the
     following:

     No misrepresentation shall be deemed material unless knowledge by the
     COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on December 14,
2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 16, 2007

By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 3

                                        VIGILANT INSURANCE COMPANY
                                        Endorsement No: 2
                                        Bond Number: 81587645

NAME OF ASSURED: SCHRODER CAPITAL FUNDS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Schroder Capital Funds (Delaware)

Schroder Series Trust

Schroder Global Series Trust

This Endorsement applies to loss discovered after 12:01 a.m. on December 14,
2006. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 16, 2007

By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 1

                                ENDORSEMENT/RIDER

Effective date of
this endorsement/rider:
December 14, 2006                       VIGILANT INSURANCE COMPANY
                                        Endorsement/Rider No. 3
                                        To be attached to and
                                        form a part of Bond No. 81587645

Issued to: SCHRODER CAPITAL FUNDS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured
     INVESTMENT COMPANIES and the Securities and Exchange Commission,
     Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage. All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Robert Hamburger
-------------------------------------
Authorized Representative

17-02-2437 (12/2006) rev. Page 1

Effective date of
this endorsement: December 14, 2006    VIGILANT INSURANCE COMPANY
                                       Endorsement No.: 4
                                       To be attached to and form a part of Bond
                                       Number: 81587645

Issued to: SCHRODER CAPITAL FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 16, 2007

By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY
                                  AS MANAGER OF THE MEMBER INSURERS OF THE
                                  CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002
(the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism.
Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United
States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                     RESOLUTIONS OF THE BOARD OF DIRECTORS

VOTED:   That participation in the joint liability insurance policy is in the best interests of each constituent Fund of the Trusts.

VOTED:   That the premium for the joint liability insurance policy to be allocated to each of the Trusts and each of their respective constituent Funds, based upon the proportionate share of the sum of the premiums that would have been paid if such insurance coverage had been purchased separately by the insured parties, is fair and reasonable to each Trust and Fund.

VOTED:   That the joint fidelity bond to be issued by Vigilant Insurance
         Company (Chubb) to the Trusts bearing a limit of liability of
         $2,900,000, with a one-year, pre-paid premium of $13,094, be, and it is, hereby approved in respect of each Fund of the Trusts for the one-year period beginning December 14, 2006; and that the basis for allocating the premium for such joint fidelity bond among the Trusts and the Funds be, and it is, hereby approved.

VOTED:   That pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, the Secretary or Clerk, as the case may be, of each Trust be, and she is, hereby designated agent for such Trust to make the filings and give the notices required by subparagraph (g) of said
         Rule.

VOTED:   That each of the Trusts be, and they are, hereby authorized to enter into an agreement in the form presented to this Meeting, stating that in the event recovery is received under the joint fidelity bond as a result of the loss of one or more of the insured Trusts, each such
         Trust shall receive an equitable and proportionate share of the recovery, such share being at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, and the
         President, any Vice President, the Treasurer and the Secretary/Clerk
         of the Trust be, and they are, and each of them acting individually is, hereby authorized to execute and deliver such agreement, the taking of any or all such actions to be conclusive evidence of its authorization hereby.

                         AGREEMENT AMONG JOINT INSUREDS

     THIS AGREEMENT made as of December 14, 2006, by and between Schroder
Capital Funds (Delaware), Schroder Series Trust and Schroder Global Series Trust
(each a "Trust"), each on behalf of its respective constituent series (each, a
"Fund").

     WHEREAS, each Trust is a management investment company registered under the
Investment Company Act of 1940 (the "Act");

     WHEREAS, each Trust is to be named as an insured under a joint Investment
Company Blanket Bond (the "Bond") issued by Chubb Group of Insurance Companies
(the "Insurer"); and

     WHEREAS, each Trust desires to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

     NOW, THEREFORE, it is agreed as follows:

     1. In the event that the claims of loss of one or more of the Trusts under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

     2. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

                  [Remainder of page intentionally left blank.]

                                      -1-

     A copy of the Agreement and Declaration of Trust, as amended, of each of
Schroder Series Trust and Schroder Global Series Trust is on file with the
Secretary of State of The Commonwealth of Massachusetts, and a Certificate of
Trust of Schroder Capital Funds (Delaware) is on file with the Secretary of
State of the State of Delaware, and notice is hereby given that this Agreement is executed on behalf of the trustees of each Trust as trustees and not individually and that the obligations under this instrument are not binding upon any of the trustees or holders of shares of beneficial interest of any Fund individually, but are binding only upon the respective assets and property of each Fund.

     IN WITNESS WHEREOF, the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

                                       SCHRODER CAPITAL FUNDS (DELAWARE)

                                       By: /s/ Alan M. Mandel
                                           -------------------------------------
                                           Alan M. Mandel
                                           Treasurer and Chief Financial Officer

                                       SCHRODER SERIES TRUST

                                       By: /s/ Alan M. Mandel
                                           -------------------------------------
                                           Alan M. Mandel
                                           Treasurer and Chief Financial Officer

                                       SCHRODER GLOBAL SERIES TRUST

                                       By: /s/ Alan M. Mandel
                                           -------------------------------------
                                           Alan M. Mandel
                                           Treasurer and Chief Financial Officer